UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

VERTEX ENERGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

92534K107

(CUSIP Number)

Benjamin P. Cowart

1331 Gemini, Suite 250

Houston, Texas 77058

Telephone: 866-660-8156

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 2 of 15

1.	Name of Reporting Person Benjamin P. Cowart
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,041,805(1)
	8.	Shared Voting Power 6,447,470
	9.	Sole Dispositive Power 1,041,805(1)
	10.	Shared Dispositive Power 6,447,470

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,489,275 Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) 11.7%(2)
14.	Type of Reporting Person IN

(1) Includes 423,288 shares of Common Stock issuable upon exercise of options which are exercisable within 60 days of the date of this filing.

(2) Based on 63,347,965 shares of Common Stock outstanding as of January 31, 2022, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 3 of 15

1.	Name of Reporting Person Shelley T. Cowart
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 418,384
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 418,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 418,384 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) *%(1)
14.	Type of Reporting Person IN

* Less than 1%.

(1) Based on 63,347,965 shares of Common Stock outstanding as of January 31, 2022, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 4 of 15

1.	Name of Reporting Person The Shelley T. Cowart 2016 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 70,214
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 70,214

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,214 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) *%(1)
14.	Type of Reporting Person OO

* Less than 1%.

 (1) Based on 63,347,965 shares of Common Stock outstanding as of January 31, 2022, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 5 of 15

1.	Name of Reporting Person B&S Cowart II Family LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 5,850,607
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 5,850,607

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,850,607 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) 9.2%(1)
14.	Type of Reporting Person PN

 (2) Based on 63,347,965 shares of Common Stock outstanding as of January 31, 2022, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 6 of 15

1.	Name of Reporting Person Vertex Holdings, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 7,500
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 7,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) *%(1)
14.	Type of Reporting Person CO

* Less than 1%.

 (1) Based on 63,347,965 shares of Common Stock outstanding as of January 31, 2022, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 7 of 15

1.	Name of Reporting Person VTX, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 100,765
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 100,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,765 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) *%(1)
14.	Type of Reporting Person CO

* Less than 1%.

(1) Based on 63,347,965 shares of Common Stock outstanding as of January 31, 2022, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 8 of 15

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2009, by Benjamin P. Cowart, as amended by the Amendment No. 1 to the Schedule 13D, filed with the Commission on September 12, 2012 and Amendment No. 2 to the Schedule 13D, filed with the Commission on (the Schedule 13D as amended and modified by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

This Amendment is being filed to update the Schedule 13D to include Shelley T. Cowart, The Shelley T. Cowart 2016 Grantor Retained Annuity Trust, B&S Cowart II Family LP, Vertex Holdings, LP and VTX Inc. as reporting persons (such persons, together with Benjamin P. Cowart, the “Reporting Persons”), and to update for certain transactions which have occurred since the filing date of Amendment No. 2 to the Schedule 13D.

Item 1. Security and Issuer

This Statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of Vertex Energy, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 1331 Gemini Street, Suite 250, Houston, Texas 77058.

Item 2. Identity and Background

(a)	This Statement is being filed by:

(i)	Benjamin P. Cowart, an individual, the Chief Executive Officer and Chairman of the Issuer;

(ii)	Shelley T. Cowart, an individual, the spouse of Benjamin P. Cowart;

(iii)	The Shelley T. Cowart 2016 Grantor Retained Annuity Trust, a trust of which Shelley T. Cowart serves as trustee of (“Cowart Trust”);

(iv)	B&S Cowart II Family LP, a Texas limited partnership, which is controlled by Mr. Cowart (“Family LP”), of which Mr. Cowart is the General Partner through B&S Cowart Investments L.C.;

(v)	Vertex Holdings, L.P., a Texas Limited Partnership (“Holdings”), of which Mr. Cowart is the General Partner through VTX, Inc.; and

(vi)	VTX Inc., a Texas corporation (“VTX”), of which Mr. Cowart is the President.

Mr. Cowart may be deemed to beneficially own the securities held by Family LP, Holdings and VTX due to his control of such entities pursuant to the positions he holds with such entities discussed above, and may be deemed to beneficially own the securities held by Shelley T. Cowart, his wife, including the shares held by the Cowart Trust, due to such relationship as husband and wife.

(b)	The residence or business address of:

(i)	Benjamin P. Cowart, is 1331 Gemini Street, Suite 250, Houston, Texas 77058;

(ii)	Shelley T. Cowart, is 1331 Gemini Street, Suite 250, Houston, Texas 77058;

(iii)	Cowart Trust is 1331 Gemini Street, Suite 250, Houston, Texas 77058;

(iv)	Family LP is 1331 Gemini Street, Suite 250, Houston, Texas 77058;

(v)	Holdings is 1331 Gemini Street, Suite 250, Houston, Texas 77058; and

(vi)	VTX is 1331 Gemini Street, Suite 250, Houston, Texas 77058.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 9 of 15

(c)	The principal occupation of each Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted:

(i)	Benjamin P. Cowart, is Chief Executive Officer of the Issuer, an oil and gas re-refining and recycling company, which has the principal business address set forth above under Item 2(b)(i);

(ii)	Shelley T. Cowart, is the wife of Benjamin P. Cowart and has an interest in different investments;

(iii)	Cowart Trust is a Texas family trust that holds different assets;

(iv)	Family LP holds and manages properties for the family of Benjamin P. Cowart;

(v)	Holdings is a Texas limited partnership which holds shares of the Company; and

(vi)	VTX is a Texas corporation that solely owns shares of the Company.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The citizenship of each Reporting Persons is as follows:

(i)	Benjamin P. Cowart, is a United States citizen;

(ii)	Shelley T. Cowart, is a United States citizen;

(iii)	Cowart Trust is a Texas trust;

(iv)	Family LP is a Texas limited partnership;

(v)	Holdings is a Texas limited partnership; and

(vi)	VTX is a Texas corporation.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 10 of 15

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Effective July 30, 2015, Mr. Cowart transferred 244,299 shares of Common Stock from a trust which he controlled (The Benjamin Paul Cowart 2012 Grantor Retained Annuity Trust) into his own name, for tax planning purposes and effective on December 17, 2015, Mr. Cowart transferred 244,299 shares of Common Stock from his own name to a trust which he controlled (The Benjamin Paul Cowart 2012 Grantor Retained Annuity Trust), for tax planning purposes.

On June 23, 2015, Mr. Cowart gifted 63,000 shares of Common Stock to family members.

Effective on or around July 30, 2015, The Benjamin Paul Cowart 2012 Grantor Retained Annuity Trust, a trust beneficially owned by Mr. Cowart, transferred 244,299 shares of common stock of the Company which it held to Mr. Cowart, for tax planning purposes.

Effective on or around December 17, 2015, Mr. Cowart transferred 244,299 shares of common stock of the Company to The Benjamin Paul Cowart 2015 Grantor Retained Annuity Trust, a Trust which he beneficially owned, for tax planning purposes.

On December 29, 2015, Mr. Cowart gifted 100,000 shares of Common Stock to two churches.

On May 13, 2016, the Family LP purchased 32,052 units, each consisting of one share of Series B1 Preferred Stock of the Issuer and one-fourth of one warrant (“Warrants”) to purchase one share of Common Stock of the Company (the “Units”). The Units were sold at a price of $1.56 per Unit (the “Unit Price”). The Warrants had an exercise price of $1.53 per share were exercisable beginning 185 days after the sale date, had a term of 5.5 years and had cashless exercise rights to the extent the shares of Common Stock issuable upon exercise of the Warrants were not registered with the Securities and Exchange Commission.

The Series B1 Preferred Stock accrued a dividend, payable quarterly in arrears (based on calendar quarters), in the amount of 6% per annum of the original issuance price of the Series B1 Preferred Stock ($1.56 per share), provided that such dividend increased to 9% if certain Adjusted EBITDA targets were not met for the period from December 31, 2016 to December 31, 2017, which targets were not met beginning on June 20, 2017, and which 9% dividend rate applied from June 20, 2017 to June 30, 2018. The dividend rate also increased to 10% per annum on June 24, 2020, when the Issuer was unable to redeem such shares of Series B1 Preferred Stock on such date, pursuant to the terms of such Series B1 Preferred Stock.

The dividend was payable by the Company, at the Company’s election, in registered Common Stock of the Company (if available) or cash, subject to the terms of the Company’s senior loan documents. In the event dividends was paid in registered Common Stock of the Company, the number of shares payable were to be calculated by dividing (a) the accrued dividend by (b) 90% of the arithmetic average of the volume weighted average price (VWAP) of the Company’s Common Stock for the 10 trading days immediately prior to the applicable date of determination (the “Dividend Stock Payment Price”). Notwithstanding the foregoing, in no event could the Company pay dividends in Common Stock unless the applicable Dividend Stock Payment Price is above $1.52. If the Company was prohibited from paying the dividend in cash (due to contractual senior credit agreements or other restrictions) or was unable to pay the dividend in registered Common Stock, the dividend was to be paid in-kind in additional shares of Series B1 Preferred Stock shares based on the original Unit Price.

The Series B1 Preferred Stock (including accrued and unpaid dividends) was convertible into shares of the Company’s Common Stock at the holder’s option at any time after closing at the Unit Price (initially a one-for-one basis). If the Company’s Common Stock trades at or above $3.90 per share (250% of the Unit Price) for a period of 20 consecutive trading days at any time, the Series B1 Preferred Stock automatically converted into Common Stock of the Company, which automatic conversion was triggered on June 24, 2021, as discussed below.

On June 1, 2016, Mr. Cowart gifted 80,000 shares of Common Stock.

On or around July 11, 2016, The Shelley T. Cowart 2012 Grantor, a trust beneficially owned by Mrs. Cowart, transferred 244,299 shares of the Company’s common stock to Mrs. Cowart, for tax planning purposes.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 11 of 15

On or around August 23, 2016, Mrs. Cowart transferred 244,299 shares of the Company’s common stock which she held personally to Shelley T. Cowart 2016 Grantor Retained Annuity Trust, a trust beneficially owned by Mrs. Cowart, for tax planning purposes.

On December 7, 2016, Mr. Cowart gifted 100,000 shares of Common Stock.

On May 9, 2017, Mr. Cowart gifted 199,225 shares of Common Stock.

Effective February 21, 2017, Mr. Cowart transferred 57,025 shares of Common Stock from a trust which he controlled (The Benjamin Paul Cowart 2015 Grantor Retained Annuity Trust) into his own name, for tax planning purposes.

On August 20, 2017, the Board of Directors of the Issuer granted Mr. Cowart options to purchase 150,000 shares of Common Stock, which have an exercise price of $1.07 per share, a term of five years, and vest at the rate of 1/4th of such options per year.

On March 31, 2018, Mr. Cowart gifted 82,558 shares of Common Stock.

On April 12, 2018, the Board of Directors of the Issuer granted Mr. Cowart options to purchase 166,000 shares of Common Stock, which have an exercise price of $1.26 per share, a term of five years, and vest at the rate of 1/4th of such options per year.

Effective on May 30, 2018, June 4, 2018 and June 25, 2018, Mr. Cowart purchased 38,200, 3,255 and 8,000 shares of Common Stock in the open market for an aggregate of $37,818 (or $0.99 per share); $3,288 (or $1.01 per share) and $8,000 (or $1.00 per share), respectively.

On May 16, 2018, Mr. Cowart gifted 89,944 shares of Common Stock.

On January 24, 2019, Mr. Cowart gifted 100,000 shares of Common Stock.

On March 25, 2019, Mr. Cowart transferred 107,420 shares of Common Stock held in the name of his trust (The Benjamin Paul Cowart 2015 Grantor Retained Annuity Trust) into his own name for tax planning purposes.

On April 23, 2019, Mrs. Cowart transferred 174,085 shares of Common Stock held in the name of her trust (The Shelley T. Cowart 2016 Grantor Retained Annuity Trust) into her own name for tax planning purposes.

On May 13, 2019, Mr. Cowart gifted 22,058 shares of Common Stock.

On May 20, 2019, the Board of Directors of the Issuer granted Mr. Cowart options to purchase 163,000 shares of Common Stock, which have an exercise price of $1.60 per share, a term of five years, and vest at the rate of 1/4th of such options per year.

On May 23, 2019, Mr. Cowart transferred 79,954 shares of Common Stock from a trust which he controlled (The Benjamin Paul Cowart 2015 Grantor Retained Annuity Trust) into his own name for tax planning purposes.

On June 10, 2019, Mr. Cowart gifted 22,058 shares of Common Stock.

On May 19, 2020, the Board of Directors of the Issuer granted Mr. Cowart options to purchase 269,156 shares of Common Stock, which have an exercise price of $0.86 per share, a term of five years, and vest at the rate of 1/4th of such options per year.

On June 10, 2020, Mr. Cowart gifted 50,000 shares of Common Stock.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 12 of 15

On April 9, 2021, Mr. Cowart gifted 152,817 shares of Common Stock.

On May 14, 2021, the Board of Directors of the Issuer granted Mr. Cowart options to purchase 96,520 shares of Common Stock, which have an exercise price of $2.12 per share, a term of five years, and vest at the rate of 1/4th of such options per year.

Effective for each of the quarters ended June 30, 2016; September 30, 2016; December 31, 2016; March 31, 2017; June 30, 2017; September 30, 2017; December 31, 2017; March 31, 2018; June 30, 2018; September 30, 2018; December 31, 2018; March 31, 2019; June 30, 2019; September 30, 2019; December 31, 2019; March 31, 2020; June 30, 2020; September 30, 2020; December 31, 2020; and March 31, 2021; Family LP was issued 253; 485; 492; 500; 761; 778; 795; 813; 831; 567; 575; 584; 593; 602; 611; 620; 648; 1,064; 1,091; and 1,118, shares of Series B1 Preferred Stock, in kind, and in lieu of cash dividends which had accrued on such Series B1 Preferred Stock beneficially owned by Family LP as of such issuance dates.

As described above, effective on June 24, 2021, the Series B1 Preferred Stock, including the 45,833 shares of Series B1 Preferred Stock then held by Family LP, converted into 45,833 shares of Common Stock on a one-for-one basis, automatically.

On July 1, 2021, Mr. Cowart exercised Warrants to purchase 8,013 shares of Common Stock, paid the cash exercise price of $12,259.89 in connection therewith and was issued 8,013 shares of Common Stock of the Company.

On August 10, 2021, Mr. Cowart transferred 1,000,000 shares of Common Stock which were held in his individual name, into the name of his family partnership, Family LP.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise.

Except as may occur in the ordinary course of business of the Company, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 13 of 15

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above (except as discussed below).

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Mr. Cowart, in his capacity as Chairman of the Board and Chief Executive Officer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

(a)	As of the close of business on January 31, 2022, the Reporting Persons together beneficially own in aggregate 7,489,275 shares of Common Stock representing 11.7% of the 63,771,253 shares of the Issuer’s issued and outstanding Common Stock, as confirmed by the Issuer’s transfer agent on such date (the “Outstanding Shares”), each beneficially own the following shares of Common Stock, based on the Outstanding Shares.

(i)	Benjamin P. Cowart is the beneficial owner of 7,489,275 shares of Common Stock (including 423,288 shares of Common Stock issuable upon exercise of options to purchase shares of Common Stock which are exercisable within 60 days of January 31, 2022), representing 11.7% of the Outstanding Shares;
(ii)	Shelley T. Cowart, is the beneficial owner of 418,384 shares of Common Stock, representing less than 1% of the Outstanding Shares;
(iii)	Cowart Trust is the beneficial owner of 70,214 shares of Common Stock, representing less than 1% of the Outstanding Shares;
(iv)	Family LP is the beneficial owner of 5,850,607 shares of Common Stock, representing 9.2% of the Outstanding Shares;
(v)	Holdings is the beneficial owner of 7,500 shares of Common Stock, representing less than 1% of the Outstanding Shares; and
(vi)	VTX is the beneficial owner of 100,765 shares of Common Stock, representing less than 1% of the Outstanding Shares.

Mr. Cowart may be deemed to beneficially own the securities held by Family LP, Holdings and VTX due to his control of such entities pursuant to the positions he holds with such entities discussed elsewhere in this Schedule 13D, and may be deemed to beneficially own the securities held by Shelley T. Cowart, his wife, including the shares held by the Cowart Trust, due to such relationship as husband and wife.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 14 of 15

(b)	The following table summarizes the number of shares beneficially owned by each Reporting Person, as to which they have (1) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition, and (2) shared power to dispose or to direct the disposition:

Reporting Person	Sole Power to Vote or to Direct the Vote and Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Benjamin P. Cowart	1,041,805(1)	6,447,470
Shelley T. Cowart	—	418,384
Cowart Trust	—	70,214
Family LP	—	5,850,607
Holdings	—	7,500
VTX	—	100,765

(1) Includes 423,288 shares of Common Stock issuable upon exercise of options which are exercisable within 60 days of the date of this filing.

(c)	The information in Item 3 is incorporated by reference into this Item 5(c).

(d)	No other person has the right to receive or the power to vote or to direct the vote, or to dispose or direct the disposition, of sale of the securities beneficially owned by the Reporting Persons as described in Item 5(a), above.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Except as set forth herein, pursuant to the designation of the Series B Preferred Stock and the form of Warrants, and customary stock option agreements evidencing Mr. Cowart’s options which were granted by the Issuer, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Form of Warrant for May 2016 Unit Offering (Filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 13, 2016)
99.2	Certificate of Designation of Vertex Energy, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of Its Series B1 Preferred Stock, filed with the Secretary of State of Nevada on May 12, 2016 (Filed as Exhibit 3.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 13, 2016)
99.3	Form of 2013 Stock Incentive Plan Stock Option Award (Previously filed as Exhibit 10.1 to the Company’s Report on Form 8-K filed with the SEC on September 30, 2013 (File Number 001-11476) and incorporated herein by reference)
99.4	Form of 2019 Equity Incentive Plan Stock Option Agreement (Filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2020, and incorporated herein by reference)(File No. 001-11476)

* Filed herewith.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 3)	Page 15 of 15

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2022

/s/ Benjamin P. Cowart
Benjamin P. Cowart

Date: February 4, 2022

/s/ Shelley T. Cowart
Shelley T. Cowart

Date: February 4, 2022

The Shelley T. Cowart 2016 Grantor Retained Annuity Trust

By:	/s/ Benjamin P. Cowart

Its:	Manager

Printed Name:	Benjamin P. Cowart

Date: February 4, 2022

B&S Cowart II Family LP

By:	/s/ Benjamin P. Cowart

Its:	Manager

Printed Name:	Benjamin P. Cowart

Date: February 4, 2022

Vertex Holdings, LP

By:	/s/ Benjamin P. Cowart

Its:	Manager

Printed Name:	Benjamin P. Cowart

Date: February 4, 2022

VTX Inc.

By:	/s/ Benjamin P. Cowart

Its:	Manager

Printed Name:	Benjamin P. Cowart